UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

ANNOUNCEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO AN

EXTRAORDINARY GENERAL ASSEMBLY

Pursuant to the Law and the Articles of Incorporation and following resolution no 2825 of the Board of Directors, dated March 13, 2009 (second agenda item), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to an Extraordinary General Assembly, on April 7, 2009, at 18:00 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens), in order to discuss and decide upon the following:

1. Amendment of the Articles of Incorporation as in force, by:

(a)

Rephrasing of articles 8 (Board of Directors), 9 (Election, Composition and Term of the Board of Directors), 10 (Incorporation and Operation of the Board of Directors) and 12 (Managing Director), by amending or completing the provisions in order to resolve specific interpretive issues and to achieve a better wording.

(b)

Amendment of article 13 (Representation of the Company), deleting the provision regarding the oath, since the oath as a means of evidence, has been abolished.

(c)

Amendment of the articles 16 (Convocation of the General Assembly of Shareholders) 17 (Notification - Daily Agenda of the General Assembly of the Shareholders of the Company) 18 (Submission of Documents for Participation in the General Assembly) 21 (Extraordinary Quorum and Majority), 22 (Chairman - Secretary of the General Assembly of the Shareholders of the Company) 23 (Minutes of the General Assembly of the Shareholders of the Company), 24 (Exoneration of the Members of the Board of Directors and of the Auditors), 25 (Rights of Minority Shareholders) 31 (Grounds of Dissolution of the Company) and 32 (Liquidation) with deletion of the provisions that reproduce the Law, since the provisions of C.L.2190/1920 are applied and it is not mandatory to explicitly repeat them in the Articles of Incorporation, addition of provisions that introduce permissible deviation from the provisions of the Law and should expressly and specifically be described in the Articles of Incorporation and phrasal completions or corrections.

(d)

Deletion of article 19 (Register of the Shareholders having the Right to Vote), constituting repetition of the article 27 par.2 of C.L.2190/1920.

(e)

Re-numbering of articles 20 to 33, rendered necessary due to the proposed deletion of article 19.

2.

Appointment of members of the Audit Committee, pursuant to article 37 of Law 3693/2008.

3.

Approval of acquisition of own shares by OTE S.A., pursuant to article 16 of C.L. 2190/1920.

4.

Announcement of the replacement of resigned members of the Board of Directors.

In the said Extraordinary General Assembly, may participate all Shareholders of the Company, in person or by proxy. For this purpose:

•

If the securities are registered in the shareholders’ Special Accounts, blocking, in part or in full, of their securities should be requested by the Cental Securities Depository. Upon the aforementioned blocking, the Cental Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the general meeting The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Extraordinary General Meeting, along with the required documents for their representatives’ legalisation.

•

If the securities are not registered in a Special Account, Shareholders should request the blocking, in full or in part, of their securities by the Operator administering the Sub-Account in which the securities have been registered (according to Dematerialized Securities System). Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the general meeting. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Extraordinary General Meeting, along with the required documents for their representatives’ legalisation.

    MAROUSI, 16/3/2009

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 16, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer